

November 3, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: REX ETF Trust
         Issuer CIK: 0002043954
         Issuer File Number: 333-283221 / 811-24023
         Form Type: 8-A12B
         Filing Date: November 3, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the REX CRWV Growth & Income ETF, REX HOOD Growth & Income ETF, REX LLY Growth & Income ETF, REX PLTR Growth & Income ETF and REX WMT Growth & Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications